UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2008

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Azopardo 1025

Buenos Aires C1107ADQ

Argentina

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Buenos Aires September 24, 2008

Honorable President

National Securities Commission

Mr. Eduardo Hecker

S            /              D

Re.:	Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (Edenor S.A.) –Relevant Fact.

Dear Sirs,

I have the pleasure of addressing you, in compliance with Chapter XXI of the Norms of the Comisión Nacional de Valores (“CNV”), to inform you that on September 22, 2008 Resolution 900/2008 of the Ministry of Federal Planning, Public Investment and Services, Secretariat of Electric Energy was published in the Official Bulletin, pursuant to which an addendum to the new Framework Agreement was ratified, after having been approved by Decree 1972/04 and signed by the National State, the Province of Buenos Aires, EDENOR S.A., EDESUR S.A. and EDELAP S.A. as of June 23, 2008. The addendum renews the new Framework Agreement for a period of 4 years as from January 1, 2007

Cordially,

Jaime J. Barba

Edenor S.A.

Attorney-in-fact

Buenos Aires September 24, 2008

President

Buenos Aires Stock Exchange

Dr. Adelmo J. Gabbi

S            /              D

Re.:	Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (Edenor S.A.) –Relevant Fact.

Dear Sirs,

I have the pleasure of addressing you, in compliance with Chapter XXI of the Norms of the Comisión Nacional de Valores (“CNV”), to inform you that on September 22, 2008 Resolution 900/2008 of the Ministry of Federal Planning, Public Investment and Services, Secretariat of Electric Energy was published in the Official Bulletin, pursuant to which an addendum to the new Framework Agreement was ratified, after having been approved by Decree 1972/04 and signed by the National State, the Province of Buenos Aires, EDENOR S.A., EDESUR S.A. and EDELAP S.A. as of June 23, 2008. The addendum renews the new Framework Agreement for a period of 4 years as from January 1, 2007

Cordially,

Jaime J. Barba

Edenor S.A.

Attorney-in-fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By: /s/ Rogelio Pagano

Rogelio Pagano

Chief Financial Officer

Date: September 29, 2008